September 17, 2009

Mr. John Lucas
Division of Corporation Finance
U.S. Securities and Exchange Commission

Re:	Auror Capital Corp.
Post-Effective Amendment No.2 to Form SB-2 on Form S-1
Filed September 1, 2009
File No. 333-142895

Dear Mr. Lucas:

On behalf of Auror Capital Corp. (the ''Company''), we have today filed via the EDGAR system, Post Effective Amendment No. 3 (the “Third Amendment”') to the above-captioned Registration Statement in response to the comments in your letter dated September 15, 2009. The responses below are in direct correlation to your numbered comments.

Post-Effective Amendment No.2

1.	Please consider the need to update your financial statements and related disclosures.

In response to this comment, we updated the Registration Statement to include interim financial statements and disclosures for the period ending July 31, 2009, which are the Company’s most current financial statements and disclosures.

2.

We note your intention, as disclosed on page 30, to initiate a private placement or offering of restricted common stock in an anticipated amount of up to $1.5 million to commence over the next one to six months. Please tell us how you intend to comply with Rule 502 of the Securities Act. Provide us with similar analysis with respect to the July 27,2009 private placements, as discussed on page 45. Refer to Compliance and Disclosure Interpretation Question 139.25, as found at www.sec.gov

In response to this comment, we have amended the Registration Statement to reflect that the most recent offerings in July 2009 were actually undertaken in accordance with Regulation D Rule 506 and not Rule 504. Therefore there is no issue with these offerings being integrated with the Company’s anticipated offering within the next six months.

744 Otay Lakes Road, #143	Tel. 619.475.7882
Chula Vista, CA 91910	Fax. 619.512.5184

Mr. John Lucas
September 17, 2009
P a g e | 2

Upon review of Compliance and Disclosure Interpretation Question 139.25, the Company believes that the private offerings (both completed and anticipated) should not be integrated with the concurrent public offering through this Registration Statement. The investors in the private offering completed July 27, 2009 had a substantive, pre-existing relationship with the Company, and did not become interested in investing in the Company by way of the Registration Statement. The registration statement did not serve as a general solicitation for the private offering. With the anticipated private offering, the Company intends to offer securities to investors who have a pre-existing relationship with the Company and/or its management.

The Company fully intends to comply with the requirements of Rule 502 of the Securities Act such as limiting the number of purchasers, providing required information about the Company, and prohibitions on general advertising, etc.

Please feel free to contact me via telephone at 619.475.7882 if you should have any questions regarding our responses above.

Regards,
SYNERGEN LAW GROUP

/s/ Karen A. Batcher
Karen A. Batcher, Esq.
kbatcher@synergenlaw.com

cc: Mr. Ian McBean, President (via email only)